EXHIBIT 99.7

PRESS RELEASE

Brazil: TotalEnergies expands its pre-salt footprint on giant low-cost and low emissions reserves

Paris, December 17, 2021 – TotalEnergies and its co-venturers have been today successful in winning the Production Sharing Contracts (PSC) of the Atapu and Sépia pre-salt oil fields offered by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the Transfer of Rights (ToR) Surplus Bidding Round.

Atapu is a pre-salt oil field in the Santos Basin, located in water depths of about 2,000 meters. Production started in 2020 and has reached a plateau of 160,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d. TotalEnergies, with a 22.5% interest, alongside operator Petrobras (52.5%) and Shell (25%) are partners in the Atapu Production Sharing Contract.

Sépia is located as well in the Santos Basin, in water depths of about 2,000 meters. Production started in 2021 and is targeting a plateau of 180,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d. TotalEnergies, with a 28% interest, alongside operator Petrobras (30%), QatarEnergy (21%) and Petronas (21%) are partners in the Sépia Production Sharing Contract.

Production from both fields will contribute to increase TotalEnergies’ production in Brazil from the effective date of the PSC planned by end of April 2022, with 30,000 boe/d in 2022 growing to 50,000 boe/d from 2023.

“With the successful bids on Atapu and Sépia, TotalEnergies further expands its footprint and production in the pre-salt Santos Basin, a key growth area for the Company. These are unique opportunities to access giant low-cost and low emissions oil reserves, in line with TotalEnergies' new strategy”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “These assets benefit from world-leading well productivities to keep costs well below 20 $/boe. They also leverage technological innovations to limit greenhouse gas emissions to well below 20 kg/boe. Growing our presence in Brazil will enable us to accelerate the restructuring of our oil portfolio towards low-cost and low emissions hydrocarbon resources that will contribute to transform TotalEnergies to a sustainable multi-energy company. Moreover, TotalEnergies, through its subsidiary Total Eren, pursues its growth in renewables in Brazil with already a capacity of 300 MW.”

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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